UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*

                         R.H. Donnelley Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 74955W307
---------------------------------------------------------------------------
                               (CUSIP Number)



           David N. Shine, Esq.                     David J. Greenwald, Esq.
 Fried, Frank, Harris, Shriver & Jacobson             Goldman, Sachs & Co.
            One New York Plaza                          85 Broad Street
            New York, NY 10004                         New York, NY 10004
              (212) 859-8000                             (212) 902-1000

---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                              January 3, 2003
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 2 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    THE GOLDMAN SACHS GROUP, INC.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            9,991,177

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              9,991,177

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,991,177

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    HC-CO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 3 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS & CO.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF, WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                |X|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            9,991,177

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            9,991,177


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    9,991,177


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    BD-PN-IA

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 4 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS ADVISORS 2000, L.L.C.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            7,511,806

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            7,511,806


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    7,511,806


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 5 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS & CO. OHG

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            230,214

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              230,214

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    230,214

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.8%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 6 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS MANAGEMENT GP GMBH

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            230,214

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              230,214

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    230,214

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.8%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    CO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 7 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            2,249,099

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            2,249,099


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    2,249,099


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.0%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 8 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            5,509,787
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            5,509,787
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,509,787

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.6%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 9 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            2,002,019
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            2,002,019
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,002,019

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.3%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 10 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 GMBH & Co. BETEILIGUNGS KG

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            230,214
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            230,214
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    230,214

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.8%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 11 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            1,749,552
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            1,749,552
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,749,552

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D
------------------------------                ---------------------------------
CUSIP No. 74955W 30 7                              Page 12 of 33
------------------------------                ---------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            499,547
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            499,547
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    499,547

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                               |_|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

     This Amendment No. 1 is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"). This Amendment No. 1 amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission on December 5, 2002 (the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

-------------------------------

(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

     The Preferred Stock Closing was consummated on January 3, 2003 (the "Closing Date"). At the Preferred Stock Closing (i) the Purchasers purchased the Preferred Shares and the Warrants for the Closing Proceeds less a closing payment of 1% of the Closing Proceeds which was netted against the Closing Proceeds and (ii) the November Shares held by the Purchasers automatically converted into 70,604 shares of Preferred Stock in accordance with the terms of the Series B-1 Certificate of Designations.

     The funds used by the Purchasers to purchase the Preferred Shares and the Warrants were obtained from capital contributions made by their respective partners.

     As of January 3, 2003, the shares of Preferred Stock held by the Purchasers are convertible into 8,341,119 shares of Common Stock. The Certificate of Designations governing the Preferred Stock (the "Certificate of Designations") is filed as Exhibit 20 hereto and is incorporated herein by reference. The form of warrants issued on January 3, 2003 is filed as
Exhibit 21 hereto and is incorporated herein by reference.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

Item 4 is hereby amended by adding the following immediately before the section entitled "Other Plans and Proposals" contained in the Schedule 13D:

     Pursuant to the Purchase Agreement and the Letter Agreement, the Company and the Purchasers agreed to certain definitions in the Purchase Agreement that by the terms of the Purchase Agreement were to be defined by the parties prior to the Preferred Stock Closing Date. A copy of this agreement is filed as Exhibit 22 hereto and is incorporated herein by reference.

Purchase of Preferred Stock and Warrants and Conversion of Series B-1
---------------------------------------------------------------------
Preferred Stock
---------------

     The purpose of the acquisition of the Preferred Stock and Warrants pursuant to the Purchase Agreement is to acquire a significant equity interest in the Company and to provide the Company with financing for the Company's acquisition of Sprint's directory publishing business.

     Pursuant to the Purchase Agreement, the Purchasers purchased the Preferred Shares and the Warrants for the Closing Proceeds less a closing payment of 1% of the Closing Proceeds which was netted against the Closing Proceeds. In accordance with the Series B-1 Certificate of Designations, the November Shares held by the Purchasers automatically converted into 70,604 shares of Preferred Stock.

     The Purchasers have the right to elect certain directors to the board of directors of the Company as described in Item 6 of this Schedule 13D under the caption "Preferred Stock Certificate of Designations -- Voting Rights". The initial Purchasers' designees to the board of directors of the Company are Terence M. O'Toole and Robert R. Gheewalla, and such designees were elected to the board of directors of the Company, effective as of January
3, 2003.


Item 4 is hereby further amended by adding the following at the end thereof:

     Except as described above or otherwise described in the Schedule 13D or in this Amendment No. 1, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

     Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Purchase Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock, or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

Item 5 is hereby amended in its entirety as follows

     (a) Pursuant to a capitalization schedule provided by the Company and attached to the Letter Agreement, as of the November Closing Date there were 29,714,335 shares of Common Stock outstanding.

     As of the Closing Date, GS Group may be deemed to beneficially own an aggregate of 9,991,177 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 8,341,119 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iv) 58 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 25.2% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, Goldman Sachs may be deemed to beneficially own an aggregate of 9,991,177 shares of Common Stock, consisting of (i) 200,604 shares of Preferred Stock, which are convertible into 8,341,119 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iv) 58 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 25.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of the Closing Date, GS Advisors may be deemed to beneficially own the aggregate of 7,511,806 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) 150,824 shares of Preferred Stock, which are convertible into 6,271,267 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 806,350 shares of Common Stock, representing in the aggregate, approximately 20.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 230,214 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of (i) 4,622 shares of Preferred Stock which are convertible into 192,182 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, GS Employee 2000 may be deemed to beneficially own the aggregate of 2,249,099 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) 45,158 shares of Preferred Stock which are convertible into 1,877,670 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 241,429 shares of Common Stock, representing in the aggregate, approximately 7.0% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, GS Capital may be deemed to beneficially own 5,509,787 shares of Common Stock, consisting of (i) 110,627 shares of Preferred Stock, which are convertible into 4,599,875 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to Purchase 318,470 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 591,442 shares of Common Stock, representing in the aggregate, approximately 15.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, GS Offshore may be deemed to beneficially own 2,002,019 shares of Common Stock, consisting of (i) 40,197 shares of Preferred Stock, which are convertible into 1,671,392 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 214,908 shares of Common Stock, representing in the aggregate, approximately 6.3% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, GS Germany may be deemed to beneficially own 230,214 shares of Common Stock, consisting of (i) 4,622 shares of Preferred Stock, which are convertible into 192,182 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, GS Employee may be deemed to beneficially own 1,749,552 shares of Common Stock, consisting of (i) 35,128 shares of Preferred Stock, which are convertible into 1,460,623 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 187,804 shares of Common Stock, representing in the aggregate, approximately 5.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of the Closing Date, GS Direct may be deemed to beneficially own 499,547 shares of Common Stock, consisting of (i) 10,030 shares of Preferred Stock, which are convertible into 417,047 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 53,625 shares of Common Stock, representing in the aggregate, approximately 1.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Except as described elsewhere in this Amendment No. 1, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the period from November 26, 2002 through January 3, 2003.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that will be beneficially owned by any Filing Person after the purchase pursuant to the Purchase Agreement.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ----------------------------------------


Item 6 is hereby amended to add the following at the end thereof:

Certificate of Designations
---------------------------

     On the Closing Date, all outstanding shares of Series B-1 Preferred Stock automatically converted into an aggregate of 70,604 shares of Preferred Stock. On the Closing Date, the Company filed the Certificate of Designations with the Secretary of State of the State of Delaware and issued to the Purchasers, in connection with conversion of shares of Series B-1 Preferred Stock and in connection with the purchase of the Preferred Shares pursuant to the Purchase Agreement, the Preferred Stock having the terms set forth in the Certificate of Designations.

     The terms of the Certificate of Designations are substantially identical to the form of the Certificate of Designations governing the Preferred Stock summarized in the Schedule 13D, except as follows:

     The Certificate of Designations provides that each share of Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to the Convertible Preferred Amount per share as of the date of conversion divided by $24.05. The Certificate of Designations also contains customary anti-dilution protection for the shares of Preferred Stock.

Warrants
--------

     Pursuant to and in connection with the Purchase Agreement, on the Closing Date, the Company issued to the Purchasers Warrants that provide the Purchasers with the right to purchase 1,072,500 shares of Common Stock of the Company for $28.62 per share. The Purchasers may exercise the Warrants, in whole or in part, at any time on or prior to the fifth anniversary of the Closing Date. The Warrants contain customary anti-dilution protection. The Warrants do not grant the holder any voting rights or other rights as a stockholder of the Company.

     The foregoing descriptions of the Preferred Stock and the Warrants are not intended to be complete and are qualified in their entirety by the complete text of the Certificate of Designations and the form of warrants issued on January 3, 2003, which are filed as Exhibit 20 and Exhibit 21 hereto, respectively, and both of which are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1           Joint Filing Agreement, dated as of December 4, 2002.*
Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*
Exhibit 3 Series B-1 Convertible Cumulative Preferred Stock Certificate of Designations.*
Exhibit 4           Form of Warrant issued to the Purchasers on November 25,
                    2002.*
Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.*
Exhibit 6           Form of Convertible Cumulative Preferred Stock
                    Certificate of Designations.*
Exhibit 7           Form of Warrant.*
Exhibit 8           Registration Rights Agreement, dated as of
                    November 25, 2002, among the  Purchasers and the Company.*
Exhibit 9 Power of Attorney, dated as of December 8, 2000, relating to The Goldman Sachs Group, Inc.*
Exhibit 10 Power of Attorney, dated as of December 8, 2000, relating to Goldman, Sachs & Co.*
Exhibit 11 Power of Attorney, dated as of December 20, 2000, relating to GS Advisors 2000, L.L.C.*
Exhibit 12 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.*
Exhibit 13 Power of Attorney, dated as of December 20, 2000, relating to Goldman, Sachs Management GP GmbH.*
Exhibit 14 Power of Attorney, dated as of December 20, 2000, relating to GS Employee Funds 2000 GP, L.L.C.*
Exhibit 15 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000, L.P.*
Exhibit 16 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Offshore, L.P.*
Exhibit 17 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 18 Power of Attorney, dated as of December 20, 2000, relating to GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 19 Power of Attorney, dated as of November 27, 2002, relating to Goldman Sachs Direct Investment Fund 2000, L.P.*
Exhibit 20          Convertible Cumulative Preferred Stock Certificate of
                    Designations.
Exhibit 21          Form of warrants issued on January 3, 2003.
Exhibit 22 Agreement regarding certain definitions contained in the Purchase Agreement.

--------------------
*    Previously filed.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 7, 2003


                                        THE GOLDMAN SACHS GROUP, INC.


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO.


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GS ADVISORS 2000, L.L.C.


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO. OHG


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact



                                        GOLDMAN, SACHS MANAGEMENT GP GMbH


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000, L.P.


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 GMBH & CO.
                                        BETEILIGUNGS KG


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                        L.P.


                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact



                                        GOLDMAN SACHS DIRECT INVESTMENT FUND
                                        2000, L.P.

                                        By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-fact

                                 SCHEDULE I
                                 ----------


          Schedule I to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

          Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


--------------------------------------- ------------------------------------------------------------------------------
                 Name                                           Present Principal Occupation
--------------------------------------- ------------------------------------------------------------------------------
Henry M. Paulson, Jr.                   Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
--------------------------------------- ------------------------------------------------------------------------------
Robert J. Hurst                         Vice Chairman of The Goldman Sachs Group, Inc.
--------------------------------------- ------------------------------------------------------------------------------
John A. Thain                           President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
--------------------------------------- ------------------------------------------------------------------------------
John L. Thornton                        President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
--------------------------------------- ------------------------------------------------------------------------------
Lord Browne of Madingley                Group Chief Executive of BP plc
--------------------------------------- ------------------------------------------------------------------------------
James A. Johnson                        Vice Chairman of Perseus, L.L.C.
--------------------------------------- ------------------------------------------------------------------------------
John H. Bryan                           Retired Chairman and Chief Executive Officer of Sara Lee Corporation
--------------------------------------- ------------------------------------------------------------------------------
Ruth J. Simmons                         President of Brown University
--------------------------------------- ------------------------------------------------------------------------------
William W. George                       Retired Chairman and Chief Executive Officer of Medtronic, Inc.
--------------------------------------- ------------------------------------------------------------------------------


                              SCHEDULE II-A-i
                              ---------------


          Schedule II-A-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Ulrika Werdelin is a citizen of Sweden.


------------------------------- ---------------------------- ---------------------------------------------------------
             Name                        Position                          Present Principal Occupation
------------------------------- ---------------------------- ---------------------------------------------------------
Richard A. Friedman             President                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph H. Gleberman             Vice President               Managing Director of Goldman, Sachs & Co
------------------------------- ---------------------------- ---------------------------------------------------------
Terence M. O'Toole              Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Henry Cornell                   Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Richard S. Sharp                Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Esta E. Stecher                 Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sanjeev K. Mehra                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Muneer A. Satter                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Antoine L. Schwartz             Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Steven M. Bunson                Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Elizabeth C. Fascitelli         Treasurer                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
David M. Weil                   Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
David J. Greenwald              Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Hughes B. Lepic                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Russell E. Makowsky             Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sarah G. Smith                  Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Randall A. Blumenthal           Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Gerald J. Cardinale             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Douglas F. Londal               Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Stephen S. Trevor               Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Abraham Bleiberg                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph P. DiSabato              Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Robert R. Gheewalla             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Atul Kapur                      Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Michel Plantevin                Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Robert G. Doumar, Jr.           Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Ben I. Adler                    Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Melina E. Higgins               Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Elizabeth C. Marcellino         Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Adrian M. Jones                 Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
John E. Bowman                  Vice President               Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Katherine B. Enquist            Vice President/Secretary     Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
James B. McHugh                 Assistant Secretary          Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Beverly L. O'Toole              Assistant Secretary          Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Mitchell S. Weiss               Vice President               Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Mary Nee                        Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
------------------------------- ---------------------------- ---------------------------------------------------------
Ulrika Werdelin                 Vice President               Executive Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------

                              SCHEDULE II-A-ii
                              ----------------

          Schedule II-A-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P.

          The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


------------------------------------- --------------------------------------------------------------------------------
                Name                                           Present Principal Occupation
------------------------------------- --------------------------------------------------------------------------------
Peter M. Sacerdote                    Advisory Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Richard A. Friedman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Joseph H. Gleberman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Terence M. O'Toole                    Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Gene T. Sykes                         Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Henry Cornell                         Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Robert V. Delaney                     Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Richard S. Sharp                      Managing Director of Goldman Sachs International
------------------------------------- --------------------------------------------------------------------------------
Sanjeev K. Mehra                      Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Muneer A. Satter                      Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Peter G. Sachs                        Senior Director of The Goldman Sachs Group, Inc.
------------------------------------- --------------------------------------------------------------------------------
Antoine L. Schwartz                   Managing Director of Goldman Sachs International
------------------------------------- --------------------------------------------------------------------------------

                              SCHEDULE II-B-i
                              ---------------

          Schedule II-B-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

          The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

          The executive officers and directors listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.



---------------------------------- ---------------------------- ------------------------------------------------------
              Name                          Position                        Present Principal Occupation
---------------------------------- ---------------------------- ------------------------------------------------------
Andreas Koernlein                  Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Wayne L. Moore                     Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Alexander C. Dibelius              Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Carsten Kengeter                   Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------


                              SCHEDULE II-B-ii
                              ----------------

          Schedule II-B-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

          All executive officers listed below are United States citizens.


----------------------------------- ------------------------------ ---------------------------------------------------
               Name                           Position                        Present Principal Occupation
----------------------------------- ------------------------------ ---------------------------------------------------
Richard A. Friedman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Joseph H. Gleberman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Terence M. O'Toole                  Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
David M. Weil                       Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Henry Cornell                       Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Esta E. Stecher                     Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Elizabeth C. Fascitelli             Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
David J. Greenwald                  Managing Director              Managing Director of  Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Sarah E. Smith                      Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
James B. McHugh                     Managing Director              Vice President of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Katherine B. Enquist                Managing Director              Vice President of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
John E. Bowman                      Managing Director              Vice President of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------

                              SCHEDULE II-C-i
                              ---------------


          Schedule II-C-i to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Ulrika Werdelin is a citizen of Sweden.


--------------------------------- ---------------------------- ------------------------------------------------------
              Name                         Position                        Present Principal Occupation
--------------------------------- ---------------------------- ------------------------------------------------------
Richard A. Friedman               President                    Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph H. Gleberman               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Terence M. O'Toole                Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Henry Cornell                     Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Richard S. Sharp                  Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Esta E. Stecher                   Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Sanjeev K. Mehra                  Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Muneer A. Satter                  Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Antoine L. Schwartz               Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Steven M. Bunson                  Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Elizabeth C. Fascitelli           Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
David M. Weil                     Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
David J. Greenwald                Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Hughes B. Lepic                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Russell E. Makowsky               Vice President/              Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Sarah G. Smith                    Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Randall A. Blumenthal             Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Gerald J. Cardinale               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Douglas F. Londal                 Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Stephen S. Trevor                 Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Abraham Bleiberg                  Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph P. DiSabato                Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Robert R. Gheewalla               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Robert G. Doumar, Jr.             Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Ben I. Adler                      Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Melina E. Higgins                 Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Elizabeth C. Marcellino           Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Adrian M. Jones                   Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Atul Kapur                        Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Michel Plantevin                  Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
John E. Bowman                    Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Katherine B. Enquist              Vice President/              Vice President of Goldman, Sachs & Co.
                                  Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
James B. McHugh                   Assistant Secretary          Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Beverly L. O'Toole                Assistant Secretary          Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Raymond G. Matera                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Mitchell S. Weiss                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Mary Nee                          Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
--------------------------------- ---------------------------- ------------------------------------------------------
Richard J. Stingi                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Ulrika Werdelin                   Vice President               Executive Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------

                              SCHEDULE II-C-ii
                              ----------------

          Schedule II-C-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name and principal occupation of each member of the GS Employee Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000 GP, L.L.C., and Goldman Sachs Direct Investment Fund 2000, L.P. are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


------------------------------------ ---------------------------------------------------------------------------------
               Name                                            Present Principal Occupation
------------------------------------ ---------------------------------------------------------------------------------
Peter M. Sacerdote                   Advisory Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Richard A. Friedman                  Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Joseph H. Gleberman                  Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Terence M. O'Toole                   Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Gene T. Sykes                        Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Henry Cornell                        Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Robert V. Delaney                    Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Richard S. Sharp                     Managing Director of Goldman Sachs International
------------------------------------ ---------------------------------------------------------------------------------
Sanjeev K. Mehra                     Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Muneer A. Satter                     Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Scott B. Kapnick                     Managing Director of Goldman, Sachs & Co.
------------------------------------ ---------------------------------------------------------------------------------
Peter G. Sachs                       Senior Director of The Goldman Sachs Group, Inc.
------------------------------------ ---------------------------------------------------------------------------------
Antoine L. Schwartz                  Managing Director of Goldman Sachs International
------------------------------------ ---------------------------------------------------------------------------------


                                SCHEDULE III


     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs
& Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.